Exhibit 99.2

CANARC RESOURCE CORP.

Third Quarter Report

Management Discussion and Analysis

(expressed in United States dollars)

Three and Nine Months ended September 30, 2020

CANARC RESOURCE CORP.
(the “Company”)

Third Quarter Report

Management’s Discussion and Analysis
For the Three and Nine Months ended September 30, 2020
(expressed in United States dollars)

CAUTION – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”. We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements. Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, if any, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies. The Company expressly disclaims any obligation to update any forward-looking statements, other than as may be specifically required by applicable securities laws and regulations.

1.0
Preliminary Information

The following Management’s Discussion and Analysis (“MD&A”) of Canarc Resource Corp. (the “Company”) should be read in conjunction with the accompanying unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2020, audited consolidated statement of financial position as at December 31, 2019 and 2018 and the consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for the years ended December 31, 2019, 2018 and 2017, and a summary of significant accounting policies and other explanatory information, all of which are available at the SEDAR website at www.sedar.com.

Financial information in this MD&A is prepared in accordance with International Accounting Standards 34 Interim Financial Reporting (“IAS 34”) based upon the principles of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and all dollar amounts are expressed in United States dollars unless otherwise indicated.

All information contained in the MD&A is as of November 13, 2020 unless otherwise indicated.

1.1
Background

The Company was incorporated under the laws of British Columbia, and is engaged in the acquisition, exploration, development and exploitation of precious metal properties.

As the Company is focused on its mineral exploration activities, there is no mineral production, sales or inventory in the conventional sense. The recoverability of amounts capitalized for mineral property interests is dependent upon the existence of reserves in its mineral property interests, the ability of the Company to arrange appropriate financing and receive necessary permitting for the exploration and development of its property interests, confirmation of the Company’s interest in certain properties, and upon future profitable production or proceeds from the disposition thereof. Such exploration and development activities normally take years to complete and the amount of resulting income, if any, is difficult to determine with any certainty at this time. Many of the key factors are outside of the Company’s control. As the carrying value and amortization of mineral property interests and capital assets are, in part, related to the Company’s mineral reserves and resources, if any, the estimation of such reserves and resources is significant to the Company’s financial position and results of operations.

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Three and Nine Months ended September 30, 2020

(expressed in United States dollars)

1.2
Overall Performance

The Company currently owns a direct interest in the precious metal properties, known as the New Polaris property (British Columbia), the Windfall Hills property (British Columbia) and Fondaway Canyon and Corral Canyon properties (Nevada), and has an option interest in the Princeton property (British Columbia).

1.2.1
New Polaris property (British Columbia, Canada)

The Company owns a 100% interest in the New Polaris property, located in the Atlin Mining Division, British Columbia, which is subject to a 15% net profit interest and may be reduced to a 10% net profit interest within one year of commercial production by issuing 150,000 common shares to Rembrandt Gold Mines Ltd.

The Company has been reviewing various processes for treating concentrates to produce gold doré bars at the New Polaris mine site to improve the economics and to possibly reduce certain risks to developing the project.

In the first half of 2018, the Company assessed pressure oxidation to treat the refractory concentrate and produce dore bars at the mine site. The autoclave study concluded that it would be uneconomic due to excessively high capital and operating costs. In the latter half of 2018, bench-scale testing of New Polaris gold concentrate using bio-oxidation treatment process was conducted. Metallurgical test using bio-oxidation treatment on flotation concentrate resulted in gold extractions up to 96%. Bio-oxidation testing of New Polaris concentrates dramatically increased the cyanide-recoverable gold from 8% for un-oxidized concentrate up to 96% on bio-oxidized material.

On April 17, 2019, the Company filed its updated NI 43-101 preliminary economic assessment study by Moose Mountain Technical Services (“Moose Mountain”) for the New Polaris gold project (the “New Polaris Preliminary Economic Report”), using flotation/bio-oxidation and CIL leaching process.

The New Polaris Preliminary Economic Report is based upon building and operating a 750 tonne per day gold mine using bio-oxidation followed by a leaching process to produce 80,000 ounces gold per year in doré bars at site. The updated parameters in the base case economic model includes a gold price of US$1,300 per oz, CAD$/US$ foreign exchange rate of 0.77, and cash costs of US$433 per oz and all in sustaining cost US$510 per oz. The New Polaris Preliminary Economic Report for the New Polaris project results in an after-tax net present value of CAD$280 million using a discount rate of 5%, an after-tax internal rate of return of 38%, and an after tax pay-back period of 2.7 years. The New Polaris Preliminary Economic Report is preliminary in nature, and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Given the inherent uncertainties of resources, especially inferred resources compared to reserves, the New Polaris gold mine project cannot yet be considered to have proven economic viability and there is no certainty that the results of the New Polaris Preliminary Economic Report will be realized.

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Three and Nine Months ended September 30, 2020

(expressed in United States dollars)

The mineral resources, run of mine production and preliminary economic assessment economics are summarized below:

Mineral Resource	Indicated resources of 1,686,000 tonnes at 10.8 g/t Au Inferred resources of 1,483,000 tonnes at 10.2 g/t Au
PEA Production	2,306,000 tonnes (subset of Mineral Resource)
Production Rate	750 tonnes per day
Au Grade	10.3 grams per tonne
Au Recovery	90.5% gold into doré
Average Output	80,000 oz gold per year
Mine life	8.7 years

Gold Price	US $ 1,300 per oz
Exchange Rate	US $ 1.00 = CA$ 1.30
Initial Capital Cost	US $111 million
Cash Cost	US $ 433 per oz

After-Tax
Cash Flow (life of mine)	CAD$ 414 million
Net Present Value (5%)	CAD$ 280 million
Net Present Value (8%)	CAD$ 222 million

Pre-Tax / After Tax
Internal Rate of Return	47% / 38%
Payback Period (years)	2.3 / 2.7

Notes for mineral resource estimate:
●
The mineral resource estimate was prepared by Sue Bird, P.Eng. in accordance with CIM Definition Standards and NI 43-101, with an effective date of February 28, 2019.
●
A mineral resource is a concentration or occurrence of solid material of economic interest in the earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.
●
Mineral resources are reported within an underground mining shape targeting mineralization over 4.0 g/t. This target grade shell includes the following considerations: gold price of US$1,300/oz, exchange rate of 0.77 US$/CAD$; payable gold percent of 99.9%, offsite refining costs of US$7/oz, mining costs of CAD$65.20/t, process costs of CAD$62.70/t, general and administration costs of CAD$37/t, sustaining capital costs of CAD$19.83/t, and a 90.5% process recovery.
●
An indicated mineral resource is that part of the mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation.
●
An inferred mineral resource is that part of the mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. It is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration.
●
Factors that may affect the estimates include: metal price assumptions, changes in interpretations of mineralization geometry and continuity of mineralization zones, changes to kriging assumptions, metallurgical recovery assumptions, operating cost assumptions, confidence in the modifying factors, including assumptions that surface rights to allow mining infrastructure to be constructed will be forthcoming, delays or other issues in reaching agreements with local or regulatory authorities and stakeholders, and changes in land tenure requirements or in permitting requirement.

The net present values and life of mine net cash flows are shown at various discount rates. Cash costs include all costs to produce a gold-sulphide concentrate followed by bio-oxidation and CIL leaching process to produce doré gold bars at site. Given the inherent uncertainties of resources, especially inferred resources compared to reserves, the New Polaris gold mine project cannot yet be considered to have proven economic viability.

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Three and Nine Months ended September 30, 2020

(expressed in United States dollars)

The project economics are most sensitive to variations in the gold price and least sensitive to changes in capital and operating costs, as shown by the following sensitivity analysis:

Readers are cautioned that the effective date of New Polaris Preliminary Economic Report is February 28, 2019 (the “Effective Date”). Accordingly, the economic analysis contained in the New Polaris Preliminary Economic Report is based on commodity prices, costs, sales, revenue, and other assumptions and projections that may significantly change from the Effective Date, including a gold price of US$1,300 per oz, CAD$/US$ foreign exchange rate of 0.77, and cash costs of US$433 per oz. Readers should not place undue reliance on the economic analysis contained in the New Polaris Preliminary Economic Report because the Company cannot give any assurance that the assumptions underlying the report remain current.

The Qualified Person (“QP”) pursuant to NI 43-101 for the New Polaris Preliminary Economic Report is Marc Schulte, P. Eng.

The mineral resource estimate in the New Polaris Preliminary Economic Report dated February 28, 2019 was based on ordinary kriging of 174 drill holes and 1,464 gold assay intervals with 1,320 m of drill intercepts within the modelled domains. Targeting mineralization over 4.0 gram per tonne (g/t) gold, a mining shape has delineated a mineral resource estimate:

●
Indicated mineral resource totals 1,687,000 tonnes grading 10.8 g/t gold containing 586,000 oz gold.
●
Inferred mineral resource totals 1,483,000 tonnes grading 10.2gpt gold containing 485,000 oz gold.

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Three and Nine Months ended September 30, 2020

(expressed in United States dollars)

The mine plan and run of mine production targets mineralization over 6.0 g/t gold within the 4.0 g/t resource shell, and uses a combination of conventional cut and fill and longhole stoping, depending on mineralization thickness and continuity. Development will include a decline from surface, extraction drifts on sublevels across the footwall of the orebody, and ventilation raises to the surface. An onsite mill will produce a float concentrate feeding a bio-leaching and CIL plant to produce doré. Process water will go through the ASTER treatment process and reclaim water will be stored in surface settling ponds near the plant.

Further details of the bio-oxidation and the New Polaris Preliminary Economic Report are provided in the Company’s news releases:
●
News release dated January 14, 2019 and titled, “Canarc Achieves up to 96% Gold Recovery from BIOX Metallurgical Tests on High Grade New Polaris Project Flotation Concentrate”;
●
News release dated March 4, 2019 and titled, “Canarc Announces Robust Preliminary Economic Assessment on the New Polaris Gold Mine Delivering Post Tax IRR of 38%”; and
●
News release dated April 18, 2019 and titled, “Canarc Announces the Filing of New Polaris Preliminary Economic Assessment Report”.

The financing which closed in October and November 2020 will allow the Company to advance its plans for infill drilling and environmental assessment work programs. The Company continues to seek a joint venture partner to advance the New Polaris project through feasibility and permitting.

1.2.2
Purchase Agreement with American Innovative Minerals, LLC

On March 20, 2017, the Company closed a Membership Interest Purchase Agreement (the “Membership Agreement”) with American Innovative Minerals, LLC (“AIM”) and securityholders of AIM (“the AIM Securityholders”) to acquire either a direct or indirect 100% legal and beneficial interests in mineral resource properties located in Nevada, Idaho and Utah (USA) for a purchase price of $2 million in cash and honouring pre-existing NSRs.

Certain of the mineral properties are subject to royalties. For the Fondaway Canyon project, it bears both a 3% NSR and a 2% NSR. The 3% NSR has a buyout provision for an initial amount of $600,000 which is subject to advance royalty payments of $35,000 per year by July 15th of each year until a gross total of $600,000 has been paid at which time the NSR is bought out. A balance of $425,000 was outstanding upon the closing of the Membership Agreement and a balance of $285,000 remains payable as at September 30, 2020. The 2% NSR has a buyout provision of either $2 million in cash or 19.99% interest of a public entity which owns AIM if AIM were to close an initial public offering of at least $5 million.

AIM owns 11 gold properties in Nevada of which two properties (Fondaway Canyon and Dixie Comstock) contain historic gold resource estimates, and owns one gold property in Idaho, and has two royalty interests on other properties. These properties include the following:

●
Fondaway Canyon is an advanced exploration stage gold property located in Churchill County, Nevada. The land package contains 136 unpatented lode claims. The property has a history of previous surface exploration and mining in the late 1980s and early 1990s. The Fondaway Canyon district consists of shear-zone style gold mineralization developed along 3.7 km of strike with a width of up to 900 m. Multiple exploration targets exist along major structural zones, and mineralization is locally concealed by alluvial cover.

●
Dixie Comstock, also located in Churchill County, Nevada, consists of 26 unpatented lode claims. The property contains a range-front epithermal gold deposit with a non-43-101 compliant resource of 146,000 ounces of gold at 1.063 grams per tonne Au.

●
Clear Trunk property is located in Pershing and Humboldt Counties, Nevada on 4500 acres of fee mineral and unpatented claims in the Sonoma Range, south of Winnemucca and near the Goldbanks gold deposit. The property contains gold-bearing epithermal quartz veins, mesothermal quartz veins with high-grade gold and copper-gold intrusion-hosted mineralization.

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Three and Nine Months ended September 30, 2020

(expressed in United States dollars)

●
Bull Run property is located in Elko County, Nevada on two large patented claim groups of 500 acres near the Jerritt Canyon gold district.

●
Jarbidge property is located in Elko County, Nevada on 8 patented claims along the east end of major gold veins in the Jarbidge mining district.

●
Hot Springs Point property is located in Eureka County, Nevada on 160 acres of fee land on north end of the prolific Cortez Trend. Hecla Mining claims surround the project on three sides.

●
Silver King property is located in Humboldt County, Nevada on 4 patented claims in the Iron Point mining district. Previous exploration focused on low grade gold values but the property was never been explored for silver.

●
A&T property is located in Humboldt Co., Nevada on 2 patented claims on Winnemucca Mountain. The property contains gold-bearing veins in altered shale.

●
Eimis property is located in Elko County, Nevada on one 20 acre patented claim adjacent to the Coleman Canyon gold deposit controlled by Arnevut Resources. Gold anomalies extend onto Eimis property and Arnevut Resources holds a 20 year lease to explore on the property since 2010.

●
Silver Peak property is located in Esmeralda County, Nevada on 3 patented (57 acres) and 3 unpatented mining claims covering 50 acres. The property is adjacent to the Mineral Ridge mine controlled by Scorpio Gold Corporation. The 3 unpatented mining claims are under agreement with Legacy Mining to pay $1,000 at commencement of mining and an 8% NSR.

●
Lightning Tree property is located in Lemhi County, Idaho on 4 unpatented claims near the Musgrove gold deposit.

●
Tucker property is located in Madison County, Montana on 3 unpatented claims near the historic McKee Mine of the Washington mining district. The property is under agreement with Legacy Mining to pay $1,000 at commencement of mining and an 8% NSR.

In April 2017, the Company commissioned Techbase International, Ltd (“Techbase”) of Reno, Nevada to complete a technical Report for the Fondaway Canyon Project. The resource estimate was prepared by Michael Norred, SME Registered Member 2384950, President of Techbase, and Simon Henderson, MSc, MAusIMM CP 110883 (Geology), Consulting Geologist with Wairaka Rock Services Limited of Wellington, New Zealand, both Qualified Persons (“QP”), as such term is defined under NI 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). The resource estimate included in the technical report is shown in the table below:

Resource Category	Tonnes1 (t)	Grade (g/t) Au	Ounces2 (oz) Au	Type
Indicated	2,050,000	6.18	409,000	UG/Sulfide
Inferred	3,200,000	6.40	660,000	UG/Sulfide
1 Resource based on cut-off of 1.8m horizontal width >= 3.43 g/t 2 Rounding differences may occur

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Three and Nine Months ended September 30, 2020

(expressed in United States dollars)

1.
CIM Definition Standards were followed for reporting the Mineral Resource estimates.
2.
Mineral Resources are reported on a dry, in-situ basis. A bulk density of 2.56 tonnes/m3 was applied for volume to tonnes conversion.
3.
The reporting cutoff grade of 3.43 g/t was based on capital and operating costs for a similar project, the three-year trailing average Au price of $US 1,225/ oz Au , a metallurgical recovery of 90%, and an underground mining method suitable for steeply-dipping veins.
4.
Mineral Resources are estimated from surface to approximately 400 m depth.
5.
The quantity and grade of Inferred Resources in this estimate are uncertain in nature, there has been insufficient exploration to define these Inferred Resources as an Indicated or Measured Mineral Resource and it is uncertain if further exploration will result in upgrading them to an Indicated or Measured Mineral Resource category. Environmental, geotechnical, permitting, legal, title, taxation, socio‐political, marketing or other relevant issues could materially affect the mineral resource estimate.

The Fondaway Canyon mineralization is contained in a series of 12 steeply dipping, en-echelon quartz-sulfide vein-shear zones outcropping at surface and extending laterally over 1200 m and vertically to depths of > 400m. The Paperweight, Half-moon and Colorado zones host the bulk of the resources, with the remainder in parallel veins or splays of the major vein-shears. A total of 591 historic drill holes were validated for resource estimation, with coordinate information and down hole assays. These included 8411 m of core drilling in 49 holes and 40,675 m of RC drilling in 551 holes. Drill core was inspected at the Fallon, NV storage facility and assay certificates were viewed to verify gold intercept grades used in the estimate. Check assays were run systematically on approximately 5% of the total assays, including 23% of assays greater than 3.43 g/t. Duplicate assays were run on slightly less than 1% of the total assays, including 14% of assays greater than 3.43 g/t. Consistency was good for the check assays and duplicates, with correlations greater than 98% in each case. A mineral resource was estimated for each vein using polygonal estimation on drill intercepts projected onto a vertical long-section parallel to the average strike direction of that vein. The polygons were truncated at faults that were interpreted to limit the extent of the mineralization. The mineral resources are reported at a cut-off of 3.43 g/t, over a minimum horizontal width of 1.8 m, based on projects of similar size, a gold price of $US 1,225 per oz, a metallurgical recovery of 90%, and an underground mining method suitable for steeply-dipping veins. A processing method has not yet been selected. Metallurgical testing showed that acceptable recoveries could be obtained from the sulfide material by using an oxidizing pre-treatment, followed by CIL leaching, with recoveries up to 86 to 95%. Further metallurgical testing and design work will be needed in order to design the most cost-effective method. No capping or cutting of grades was applied. The assayed grades were found to be very consistent when compared to check assays and duplicates, as well as between twinned holes. The consistency in assay results was interpreted as being due to the very fine-grained nature of the gold mineralization (1 to 10 µm). This consistency provided confidence that the higher-grade assays were reasonable.

In the second quarter of 2017, the Company completed 92 surface rock chip sampling and mapping program which returned several high grade gold values.

In the fourth quarter of 2017, the Company completed an initial 7-hole, 2500-meter core-drilling program at the Fondaway Canyon project. All seven holes intersected gold mineralization. The 2017 drilling results, integrated with historical drilling, indicate the project has bulk-mineable, open-pit potential, as opposed to the underground mining of narrow high-grade zones that was the focus of previous project owners.

Further details of the drilling program for the Fondaway Canyon project are provided in the Company’s news releases:
●
News Release dated December 5, 2017 and titled, “Canarc Intersects Significant Gold Mineralization in First Three Drill Holes at Fondaway Canyon Project in Nevada, Including 2.83 Grams per Tonne Gold over 65.4 Meters”; and
●
News Release dated January 16, 2018 and titled, “Canarc Continues to Intersect High-Grade Gold at Fondaway Canyon, Nevada, Including 3.24 Grams per Tonne Gold over 12.8 Meters”.

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Three and Nine Months ended September 30, 2020

(expressed in United States dollars)

In 2018, the Company completed 3D modelling of the Fondaway Canyon deposit and identified drill targets for the next stage of diamond drilling. Surface mapping and sampling program on the property and trenching in the Reed Pit continue to better define possible high-grade gold mineralization and to refine targets for the next phase of exploration drilling.

1.2.2.a
Fondaway Canyon and Dixie Comstock properties (Nevada, USA):

On October 16, 2019, the Company signed a binding Letter Agreement with Getchell Gold Corp. (“Getchell”) which was later superseded by the Option Agreement for the Acquisition of Fondaway Canyon and Dixie Comstock Properties on January 3, 2020, whereby Getchell has an option for 4 years to acquire 100% of the Fondaway Canyon and Dixie Comstock properties located in Churchill County, Nevada (both subject to a 2% NSR) for $4 million in total compensation to the Company, comprised of $2 million in cash and $2 million in shares of Getchell. The option includes minimum annual work commitments totalling $1.45 million on the properties. Getchell must also honor the pre-existing NSR and advance royalty commitments related to the properties, and grant the Company a 2% NSR on the Fondaway Canyon and Dixie Comstock properties of which half (1%) can be bought for $1 million per property.

1.2.2.b
Silver King (Nevada, USA)

On October 25, 2018, the Company entered into an option agreement with Brownstone Ventures (US) Inc., a subsidiary of Casino Gold Corp., (“Brownstone Ventures”) on the Company’s wholly owned Silver King patented claim group located in Humboldt County, Nevada. Under the terms of the ten-year agreement, the Company will receive annual payments of $12,000 plus an option exercise payment of $120,000. Upon exercise of the option, the Company will retain a 2% NSR royalty on the property of which Brownstone Ventures will have the right to buy back one-half (1%) of the royalty for $1 million. The Silver King property is a non-core asset in the Company’s Nevada property portfolio.

Silver King property is located in Humboldt County, Nevada on 4 patented claims near Golconda Summit. Previous exploration focused on low grade gold values but the property was never been explored for silver.

1.2.2.c
Lightning Tree (Idaho, USA)

In early July 2020, the Company entered into a non-binding letter of intent for its Lightning Tree property located in Lemhi County, Idaho, with MinKap Resources Inc. (“MinKap”), whereby MinKap shall acquire a 100% undivided interest in the property. On September 10, 2020, a definitive mineral property purchase agreement was executed. Over a three year period, MinKap shall pay to the Company a total of CAD$137,500 in cash over a three year period and issue 2.5 million common shares and 2.5 million warrants over a two year period. The Company will retain a 2.5% NSR of which a 1% NSR can be acquired by MinKap for CAD$1 million. If MinKap fails to file a NI 43-101 compliant resource on the Lightning Tree property within three years, the property will revert back to the Company. The Lightning Tree property is a non-core asset in the Company’s USA property portfolio.

Lightning Tree property is located in Lemhi County, Idaho on 4 unpatented claims near the Musgrove gold deposit.

1.2.3
Windfall Hills property (British Columbia, Canada)

In April 2013, the Company acquired 100% undivided interests in two adjacent gold properties (Uduk Lake and Dunn properties) located in British Columbia. The Uduk Lake properties are subject to a 1.5% NSR production royalty that can be purchased for CAD$1 million and another 3% NSR production royalty. The Dunn properties are subject to a 2% NSR royalty which can be reduced to 1% NSR royalty for $500,000.

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Three and Nine Months ended September 30, 2020

(expressed in United States dollars)

The Windfall Hills gold project is located 65 km south of Burns Lake, readily accessible by gravel logging roads and a lake ferry crossing in the summer-time, or by charter aircraft year-round. The project consists of the Atna properties, comprised of 2 mineral claims totalling 959 hectares and the Dunn properties, comprised of 8 mineral claims totalling 2820 hectares.

From 2016 to 2018, the Company completed a broader exploration program which included reconnaissance stream sediment sampling, soil sampling, machine trenching and ground and airborne geophysical surveys to detect new gold-silver anomalies on the property and to better delineate the known epithermal stock-work gold-silver mineralization and define drill targets.

In the third quarter of 2020, the Company completed a Phase 2 diamond drill program. Six drill holes were completed for a total of 1,500 meters of core over an area of 30 hectares designed to follow up from gold-silver mineralization intersected in the 2014 Phase 1 drill holes. Further analysis of the structural and lithological controls on mineralization are needed to determine the next steps for the Windfall Hills property. The Company may seek a partner to advance the project.

1.2.4
Princeton property (British Columbia, Canada)

In December 2018 and then as amended in June 2019, the Company entered into a property option agreement jointly with Universal Copper Ltd. (formerly, Tasca Resources Ltd.) (“Universal”) and an individual whereby the Company has an option to earn a 75% interest in the Princeton property by: incurring exploration expenditures of CAD$490,000 over a two year period; issuing 375,000 common shares to Universal by December 1, 2019 (issued); paying CAD$25,000 cash to Universal by March 16, 2021; granting a 1% NSR to Universal which can be acquired for CAD$1 million; and honoring a 2% NSR to the individual of which 1% NSR can be acquired for CAD$1 million.

In October 2020, the Company assigned its interest in the property option agreement for the Princeton property to Damara Gold Corp. (“Damara”). Pursuant to the assignment, Damara will issue 9.9% of its outstanding common shares to the Company on closing of the assignment. Subject to the exercise of the option by December 31, 2021, the Company’s aggregate ownership in the capital of Damara shall increase to 19.9%. Damara shall incur exploration expenditures of CAD$300,000 by December 31, 2020. The completion of the assignment is to subject to certain conditions, including Damara receiving the approval of the TSX Venture Exchange.

The Princeton gold property consists of 22 mineral claims over 14,650 hectares located 35 kilometers (km) south of Princeton, British Columbia, and is readily accessible by road. The property contains quartz veins with high grade gold (> 10 g/t) hosted in Triassic Nicola Group metasedimentary and metavolcanic rocks intruded by undated granitic dikes and stocks.

In 2018, the Company completed a 2,350 line-kilometer aeromagnetic survey on the property to assist in its geologic evaluation. The survey covered about 16 km by 10 km, extending well beyond the known area of gold vein mineralization. In July 2019, the Company reviewed the results of the survey and the results were used to delineate geologic units, including intrusive rocks, and to clarify the broad geologic setting and structural fabric of the area that helped identify and prioritize exploration targets.

In July 2019, the Company commenced an exploration program of general prospecting, mapping, sampling and trenching of existing gold vein prospects, as well as evaluating whether additional geophysical methods might be utilized to detect buried veins. The program included a machine trenching program in the area of the main gold vein prospect. The trenching was to test a much broader area than was trenched in late 2018 and was to attempt to trace the previously-trenched main vein along strike as well as explore for adjacent veins, particular in areas of mineralized float.

1.2.5
Hard Cash and Nigel (Nunavut, Canada)

In November 2018, the Company entered into a property option agreement with Silver Range Resources Ltd. (“Silver Range”) whereby the Company has an option to earn a 100% undivided interests in the Hard Cash and Nigel properties by paying CAD$150,000 in cash and issuing 1.5 million common shares to Silver Range over a four year period. Silver Range retains a 2% NSR of which a 1% NSR can be acquired for CAD$1 million. Silver Range shall also be entitled to receive $1 per Au oz of measured and indicated resource estimate and $1 per Au oz of proven or probable reserve estimate, payable in either cash or common shares of the Company at the Company’s election.

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Three and Nine Months ended September 30, 2020

(expressed in United States dollars)

Hard Cash is located 400 km west of Arviat, Nunavut on the shores of Ennadai Lake. There is an all-weather gravel strip at Ennadai Lake Lodge, 25 km south-southwest of the property and local access is by float plane or helicopter. Nigel is located 15 km west of Hard Cash. Hard Cash is underlain by the Ennadai Greenstone Belt of the Churchill Province. Gold mineralization at Hard Cash and Nigel occurs in high grade quartz veins and lower grade shear zones hosted by basal mafic volcanics overlain by felsic volcanics metamorphosed to upper greenschist/lower amphibolite facies and intruded by granite.

The Company’s consulting geologist visited the property in September 2018 and collected samples in quartz vein float and outcrop at and near the Swamp showing. In January 2019, the Company completed a 970 line-km airborne magnetic and radiometric survey over the 2,090 hectare Hard Cash property. In June 2019, geophysical modelling and interpretation were completed, followed by geological and structural interpretation. In July 2019, the Company completed a district-scale soil survey (approximately 500 samples), geologic mapping and rock-chip sampling (approximately 100 samples). The results of the 2019 work programs clarified the broad geological and structural controls on gold mineralization and identified and prioritized drill targets.

In the third quarter of 2020, the Company completed a Phase 1, 7-hole 1,000 meter reverse circulation (“RC”) drill program on the priority targets at the Swamp and Dryland showings. The results of the RC drilling confirmed a significant strike length to the previously identified gold mineralization of at least 1.5km. However the grades and widths of mineralized intervals were not indicative of a significantly mineralized system. Based on this outcome, the Company has taken the decision not to proceed further with the option agreement with Silver Range at Hard Cash and Nigel properties, and accordingly wrote off its interests at September 30, 2020.

1.2.6
Corral Canyon property (Nevada, USA)

In 2018, the Company staked 92 mining claims covering 742 hectares in Nevada, USA.

Corral Canyon property lies 35 km west of the town of McDermitt in Humboldt County along the western flank of the McDermitt caldera complex, an area of volcanic rocks that hosts significant lithium and uranium mineralization in addition to gold. It contains volcanic-hosted, epithermal, disseminated and vein gold mineralization evidenced by previous drilling.

In the first half of fiscal 2019, the Company had completed detailed geologic mapping, a district-scale soil sampling program, rock-chip sampling, re-logging of previous core holes and an analysis of historical geophysical data in an effort to identify drill targets to expand on the known gold mineralization. In the third quarter of 2019, four high priority targets were identified on the property. In November 2019, a five hole, 1600 meter drilling program was completed. Further details of the drilling program for the Corral Canyon project are provided in the Company’s news release dated November 28, 2019 and titled, “Canarc Completes Phase 1 Drill Program at Corral Canyon, Nevada”.

The Company is seeking a partner to drill identified targets on the property.

1.2.7
Eskay Creek property (British Columbia, Canada)

In December 2017, the Company signed an agreement with Barrick Gold Inc (“Barrick”) and Skeena Resources Ltd. (“Skeena”) involving the Company’s 33.3% carried interest in certain mining claims adjacent to the past-producing Eskay Creek Gold mine located in northwest British Columbia, whereby the Company will retain its 33.33% carried interest. The Company and Barrick have respectively 33.33% and 66.67% interests in 6 claims and mining leases totaling 2323 hectares at Eskay Creek. Pursuant to an option agreement between Skeena and Barrick, Skeena has the right to earn Barrick’s 66.67% interest in the property which right has been exercised. The Company had written off the property in 2005.

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Three and Nine Months ended September 30, 2020

(expressed in United States dollars)

Dr. Jacob Margolis was the qualified person, as defined by National Instrument 43-101, and had approved the technical information from the drilling programs for the Fondaway and Corral Canyon projects. Dr. Margolis was formerly engaged as a consultant to the Company as Vice-President (Exploration) at that time.

Other Matters

In June 2020, Mr. Troy Gill replaced Dr. Jacob Margolis as VP Exploration. In July 2020, Mr. Kai Hoffmann resigned as a Director of the Company. In August 2020, Mr. Andrew Bowering joined the Board of Directors of the Company.

In October and November 2020, the Company closed a private placement in two tranches totalling 105 million units at a price of CAD$0.08 per unit for gross proceeds of CAD$8.4 million with each unit comprised of one common share and one-half of one common share purchase warrant; each whole warrant is exercisable to acquire one common share at an exercise price of CAD$0.13 per share for a period of two years. On October 7, 2020, the Company closed the first tranche for 40 million units for gross proceeds of CAD$3.2 million. On November 12, 2020, the Company closed the second tranche for 65 million units for gross proceeds of CAD$5.2 million; the second tranche received interested and disinterested shareholder approvals at the Company’s special general meeting held on October 19, 2020. Finders fees included CAD$176,400 in cash and 1,926,000 warrants with the same terms as the underlying warrants in the private placement. If the closing market price of the common shares is at a price equal to or greater than CAD$0.20 for a period of 10 consecutive trading days on the Toronto Stock Exchange, the Company will have the right to accelerate the expiry date of the warrants by giving written notice to the warrant holders that the warrants will expire on the date that is not less than 30 days from the date notice is provided by the Company to the warrant holders.

For the nine months ended September 30, 2020, the Company granted the following stock options:
-
3,800,000 stock options to directors, officers and employees with an exercise price of CAD$0.10 and an expiry date of June 29, 2025, and which are subject to vesting provisions in which 25% of the options vest immediately on the grant date and 25% vest every six months thereafter; and
-
400,000 stock options to a director with an exercise price of CAD$0.11 and an expiry date of August 19, 2025, and which are subject to vesting provisions in which 25% of the options vest immediately on the grant date and 25% vest every six months thereafter.

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Three and Nine Months ended September 30, 2020

(expressed in United States dollars)

1.3
Selected Annual Information

The consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB.

	Years ended December 31,
(in $000s except per share amounts)	2019	2018	2017

Total revenues	$-	$-	$-

Loss before discontinued operations and extraordinary items:
(i) Total	$(1,043)	$(1,125)	$(1,960)
(ii) Basic per share	$-	$(0.01)	$(0.01)
(iii) Fully diluted per share	$-	$(0.01)	$(0.01)

Net loss:
(i) Total	$(1,043)	$(1,125)	$(1,960)
(ii) Basic per share	$-	$(0.01)	$(0.01)
(iii) Fully diluted per share	$-	$(0.01)	$(0.01)

Total assets	$18,314	$17,511	$19,763
Total long-term liabilities	$162	$130	$136
Dividends per share	$-	$-	$-

1.4
Results of Operations

Third Quarter of Fiscal 2020 – Nine months ended September 30, 2020 compared with September 30, 2019

The Company incurred a net loss of $1.8 million for the nine months ended September 30, 2020 which is higher than the net loss of $702,000 for the same period in 2019, with the latter having higher operating expenses. Net losses were impacted by different functional expense items.

The Company has no sources of operating revenues. Operating losses were incurred for ongoing activities of the Company in acquiring and exploring its mineral property interests, seeking an appropriate joint venture partner to advance the New Polaris property, and pursuing mineral projects of merit.

Amortization is for the leasehold improvements and office furnishings and equipment as well as for the right of use asset from the adoption of new accounting standard for leases under IFRS 16 effective January 1, 2019. The fair value of the right to use asset was significant in comparison to the other equipment categories. There were equipment acquisitions throughout 2019 but no acquisitions in 2020, which would generally lead to higher amortization in subsequent periods but was offset by the depreciating Canadian dollar relative to US dollars as equipment is stated in Canadian dollars.

Corporate development expenses were higher in the third quarter of 2020 than prior quarters. The active exploration programs for geophysics in the fourth quarter of 2018 continued into the first quarter of 2019 and the revision to the preliminary economic assessment for the New Polaris project reduced efforts to seek new projects. Corporate development activities increased in the second quarter of 2019 to review possible projects of merit in North America whilst the Company’s exploration programs were pending mobilization in the third quarter of 2019 and pending the flow through private placement which closed in July 2019. Such efforts in the third quarter of 2019 involved only nominal technical management review and assessment of new projects. In the fourth quarter of 2019, corporate development increased by travel related costs by non technical management in pursuing projects of merit in the USA and Europe. Technical management review of projects in Canada and US was performed in first quarter of 2020 along with associated travel expenses as exploration programs for the Company’s mineral projects were still being planned and not yet implemented which continued into the second quarter whilst the exploration permits were still pending. In the following third quarter of 2020, surface taxes were incurred for the Company’s non material properties, one of which was sold pursuant to a definitive property purchase agreement. Management did conduct technical project review in the current quarter but was minimal given two active drilling programs.

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Three and Nine Months ended September 30, 2020

(expressed in United States dollars)

Remuneration for employees in 2020 was lower than in 2019. Employee remuneration directly related to mineral exploration projects and corporate development were allocated to those specific activities rather than to operations. In the first quarter of 2019, the Company continued with exploration programs for the Hard Cash and Princeton properties which were implemented in late 2018, as well as proceeded with updating the preliminary economic assessment for the New Polaris property which was filed in April 2019. In June 2019, prorated severance was paid to a senior officer who reduced his employment status, effectively increasing remuneration in the quarter. In the fourth quarter of 2019, remuneration increased due to the reduced exploration activity on the Company’s mineral property interests which were completed in earlier months and from banked vacation days for employees. The reduced employment status in June 2019 and weaker CAD$ both contributed to lower remuneration in first quarter of 2020 in relation to the same quarter in 2019, even though higher allocations were realized for active exploration programs in early 2019. Bonuses were paid in the second quarter but were adjusted in the third quarter of 2020 which increased remuneration relative to the first quarter of 2020 and the comparable quarter in 2019. No director stipends were payable in the first and second quarters of 2020 but were reinstated for the third quarter of 2020 based upon a fixed quarterly amount rather than a matrix involving Board committee involvement.

Overall general and administrative expenses were higher in the current quarter compared to prior quarters in 2020 and the comparative quarter in 2019. Certain segments of these expenses were either nominally lower or higher in the current quarter of 2020 relative to prior quarters. Audit fees represent the discrepancies from year end audit and tax accruals. Legal fees were higher in first quarter of 2019 for review of continuous disclosure documents with no such services being rendered in the remaining quarter of 2019 and in the first and second quarters of 2020. In the third quarter of 2020, legal fees were higher due to negotiations in the sale of the Lightning Tree property. Except for foreign exchange translational effects, general and administrative and regulatory expenses do not tend to fluctuate given their fixed nature but would increase in the second quarter as the Company normally holds its annual general shareholders meeting in June of each fiscal year. The current quarter’s increase was attributable to the setup of a new cloud server which continues into the fourth quarter of 2020. Office rent would only fluctuate due to changes in operating costs and property taxes but such amount increased effective August 2020 pursuant to the office lease.

In the January 2019, the Company engaged a part time shareholder communications consultant to focus on creating market awareness of the Company, its portfolio of exploration projects with active exploration programs, and the revised preliminary economic assessment for its New Polaris project, and such consultant services continued into the remaining quarters of 2019 and into 2020. Given the global pandemic of COVID 19, shareholder relations efforts were kept to a reduced level in the latter half of the first quarter of 2020 which continued into the second quarter with associated reduction in the part-time shareholder communications consultant. In the third quarter of 2020, shareholder relations increased significantly to raise the profile and market awareness of the Company, as commodity prices increased and the mobilization of drilling programs for two of its properties and its financing and proposed corporate restructuring in part to advance the Company’s New Polaris project. Such activities contributed to renewed interest in the Company as its initial financing of CAD$3.2 million was over subscribed to CAD$8.4 million with the over allotment of CAD$5.2 million being subject to shareholder approvals which were resolved at the special general meeting held in October 2020.

Share-based payments were higher in the third quarter of 2020 relative to prior quarters, with ongoing vesting provisions of certain outstanding stock options. In the first quarter of 2019, 1,000,000 stock options were granted and then in the second quarter, 2,750,000 stock options were granted. These stock option grants are subject to vesting provisions in which 20% of the options vest immediately on the grant date and 20% vest every six months thereafter. There were nominal forfeitures recognized at the end of September 2019 for unvested stock options due to a staff departure. In the first quarter of 2020, revaluations for stock options held by consultants slightly reduced share based payments. In the second quarter of 2020, 3,800,00 stock options were granted which were subject to 25% vesting provisions on grant date and every six months thereafter. In the current quarter, 400,000 stock options were granted which were subject to 25% vesting provisions on grant date and every six months thereafter. The resignation of a director in July 2020 resulted in forfeitures which reduced the expense. The increased vesting provisions, number of stock option grants and the number of stock options being subject to vesting provisions contributed to the higher share based payments in the third quarter of 2020, which was offset by forfeitures.

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Three and Nine Months ended September 30, 2020

(expressed in United States dollars)

Interest income is earned from the Company’s premium investment savings account which is interest bearing. The Company’s cash resources are expended on mineral exploration and operating activities, given the Company does not have any sources of revenues or operating cash inflows, which can be expected to reduce interest bearing investments. As cash resources are expended, interest income can be expected to be commensurately lower. Interest income was comparable in the first quarters of 2020 and 2019 as cash resources increased from the closing of the private placement in July 2019 for proceeds of CAD$1.4 million most of which were invested in the premium investment savings account but would be gradually depleted from flow through exploration expenditures. During the latter part of the first quarter of 2020 and into the second and third quarters, interest rate fell further causing interest income to be lower than comparable prior quarters. Subscription funds from the financing were gradually received during the latter part of the third quarter.

Interest expense was incurred and accrued for the buyout amount which the Company recognized as a deferred royalty liability upon the acquisition of AIM in March 2017 for the 3% NSR for the Fondaway Canyon project; the original buyout amount was $600,000. Advance royalty payments of $35,000 are due and payable by July 15th of each year until the buyout amount has been fully paid for the 3% NSR for the Fondaway Canyon project. Interest expense shall continue to be incurred until the buyout amount has been fully paid by the annual advance royalty payments. Interest expense is also recognized for fair value of the lease liability for right of use asset for its office facilities, over the term of the lease. Periodic installment payments would reduce the recognition of interest expense during the term of these financial obligations.

Foreign exchange gain or loss reflects the transactional impact from the foreign exchange fluctuations of the US$ relative to the CAD$ and the translation effects to the Company’s functional currency which is the CAD$; its reporting or presentation currency is the US$. Foreign exchange was affected by the translation effects of the US$ for the Company’s wholly owned US subsidiaries. The weakened CAD$ relative to the US$ resulted in the foreign exchange loss in the first quarter of 2020 but reversed in the second and third quarters as the CAD$ strengthened.

Change in the fair value of marketable securities is attributable to disposition of marketable securities, the quoted market price changes in investments in shares, and impairment if any. Marketable securities are classified as financial assets at fair value through profit or loss with any resulting gains or losses in fair values being recognized in profit or loss. The Company did dispose a significant portion of its marketable securities in the second quarter of 2019 which resulted in losses but was offset by gains in market prices for remaining shares of marketable securities. There were no dispositions in the other quarters of 2019 including the first two quarters of 2020 whereas there were dispositions in the third quarter which provided proceeds of $293,000. Nominal reductions in fair values were recognized in the third quarter and more significant reductions in the fourth quarter of 2019. The COVID 19 pandemic has caused adverse global economic impact with similar negative effects to capital markets in the first quarter of 2020, resulting in reductions in the fair values of the Company’s marketable securities. Precious metal prices surged in the second and third quarters of 2020 reaching new highs, causing the market prices of certain investments to commensurately increase which more than offset the unrealized losses in the first quarter.

The Company terminated the property option agreement for the Hard Cash and Nigel properties, and accordingly wrote off its interests at September 30, 2020.

The income tax recovery in the third and fourth quarters of 2019 is the allocation of the premium in the flow through private placement which closed in July 2019 on a pro rata basis of qualified exploration expenditures incurred during the period. Income tax recovery for the remaining flow through premium was recognized for the pro rata flow through exploration expenditures incurred during the nine months ended September 30, 2020 as the Company was initiated its drilling programs for Windfall Hills and Hard Cash properties, especially in the third quarter with active drilling programs.

The Company received $12,000 from Brownstone in late 2019 and recognized a recovery for the Silver King property which has nil net book value. The recovery in 2019 was offset by the write off of another project which did not advance and was impaired.

As at September 30, 2020, the Company has mineral property interests which are comprised of the following:

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Three and Nine Months ended September 30, 2020

(expressed in United States dollars)

	Canada					USA
($000s)	British Columbia			Nunavut		Nevada
	New Polaris	Windfall Hills	Princeton	Hard Cash	Nigel	Fondaway Canyon	Corral Canyon	Other	Total

Acquisition Costs:

Balance, December 31, 2018	$3,888	$344	$-	$9	$2	$2,010	$23	$10	$6,286
Additions	18	-	20	21	3	-	-	-	62
Recovery	-	-	-	-	-	-	-	(3)	(3)
Write off	-	-	-	-	-	-	-	(7)	(7)
Foreign currency translation adjustment	8	17	-	1	-	102	1	-	129
Balance, December 31, 2019	3,914	361	20	31	5	2,112	24	-	6,467
Additions	9	-	-	-	-	-	-	-	9
Recovery	-	-	-	-	-	(239)	-	-	(239)
Write off	-	-	-	(30)	(5)	-	-	-	(35)
Foreign currency translation adjustment	(5)	(10)	(1)	(1)	-	(56)	(1)	-	(74)
Balance, September 30, 2020	3,918	351	19	-	-	1,817	23	-	6,128

Deferred Exploration Expenditures:

Balance, December 31, 2018	5,778	630	69	120	-	1,353	1	-	7,951
Additions, net of recoveries	133	8	116	211	-	159	501	-	1,128
Foreign currency translation adjustment	427	32	3	6	-	68	1	-	537
Balance, December 31, 2019	6,338	670	188	337	-	1,580	503	-	9,616
Additions	52	340	4	695	-	28	29	-	1,148
Recoveries	-	-	-	-	-	(36)	-	-	(36)
Write off	-	-	-	(1,023)	-	-	-	-	(1,023)
Foreign currency translation adjustment	(227)	(18)	(5)	(9)	-	(42)	(13)	-	(314)
Balance, September 30, 2020	$6,163	$992	$187	$-	$-	$1,530	$519	$-	$9,391

Mineral property interests:
Balance, December 31, 2019	$10,252	$1,031	$208#	$368	$5	$3,692	$527#	$-	$16,083
Balance, September 30, 2020	10,081	1,343	206	-	-	3,347	542	-	15,519

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Three and Nine Months ended September 30, 2020

(expressed in United States dollars)

1.5
Summary of Quarterly Results (Unaudited)

The following table provides selected financial information of the Company for each of the last eight quarters ended at the most recently completed quarter, September 30, 2020. All dollar amounts are expressed in U.S. dollars unless otherwise indicated.

(in $000s except	2020			2019				2018
per share amounts)	Sept 30	June 30	Mar 31	Dec 31	Sept 30	June 30	Mar 31	Dec 31

Total revenues	$-	$-	$-	$-	$-	$-	$-	$-

(Loss) income before
discontinued operations and
extraordinary items:
(i) Total	$(1,457)	$(49)	$(297)	$(341)	$(186)	$(356)	$(160)	$(452)
(ii) Basic per share	$(0.01)	$-	$-	$-	$-	$-	$-	$-
(iii) Fully diluted
per share	$(0.01)	$-	$-	$-	$-	$-	$-	$-

Net (loss) income:
(i) Total	$(1,457)	$(49)	$(297)	$(341)	$(186)	$(356)	$(160)	$(452)
(ii) Basic per share	$(0.01)	$-	$-	$-	$-	$-	$-	$-
(iii) Fully diluted
per share	$(0.01)	$-	$-	$-	$-	$-	$-	$-

Total assets	$18,163	$17,208	$16,612	$18,314	$18,189	$17,559	$17,673	$17,511
Total long-term liabilities	$130	$164	$162	$162	$161	$200	$192	$130
Dividends per share	$-	$-	$-	$-	$-	$-	$-	$-

1.6
Liquidity

The Company is in the pre-development stage and has not yet determined whether its mineral property interests contain reserves. The recoverability of amounts capitalized for mineral property interests is entirely dependent upon the existence of reserves, the ability of the Company to obtain the necessary financing to complete the development and upon future profitable production. The Company knows of no trends, demands, commitments, events or uncertainties that may result in the Company’s liquidity either materially increasing or decreasing at the present time or in the foreseeable future except as disclosed in this MD&A and in its regulatory filings. Material increases or decreases in the Company’s liquidity are substantially determined by the success or failure of the Company’s exploration and development programs and overall market conditions for smaller mineral exploration companies. Since its incorporation in 1987, the Company has endeavored to secure mineral property interests that in due course could be brought into production to provide the Company with cash flow which would be used to undertake work programs on other projects. To that end, the Company has expended its funds on mineral property interests that it believes have the potential to achieve cash flow within a reasonable time frame. As a result, the Company has incurred losses during each of its fiscal years since incorporation. This result is typical of smaller exploration companies and will continue unless positive cash flow is achieved.

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Three and Nine Months ended September 30, 2020

(expressed in United States dollars)

The following table contains selected financial information of the Company’s liquidity:

	September 30,	December 31,
($000s)	2020	2019

Cash	$2,200	$1,923
Working capital	2,195	1,872

Ongoing operating expenses continue to reduce the Company’s cash resources and working capital, as the Company has no sources of operating revenues.

In January 2020, the Company received $100,000 cash and 967,513 shares from Getchell for the option on the Fondaway Canyon and Dixie Comstock properties.

In the third quarter of 2020, stock options for 400,000 common shares with an exercise price of CAD$0.08 and 380,000 common shares with exercise price of CAD$0.06 were exercised for total proceeds of CAD$54,800. Also in the same quarter, proceeds of $293,000 were realized from the disposition of marketable securities.

In October and November 2020, the Company closed a private placement in two tranches totalling 105 million units at a price of CAD$0.08 per unit for gross proceeds of CAD$8.4 million with each unit comprised of one common share and one-half of one common share purchase warrant; each whole warrant is exercisable to acquire one common share at an exercise price of CAD$0.13 per share for a period of two years. On October 7, 2020, the Company closed the first tranche for 40 million units for gross proceeds of CAD$3.2 million. On November 12, 2020, the Company closed the second tranche for 65 million units for gross proceeds of CAD$5.2 million; the second tranche received interested and disinterested shareholder approvals at the Company’s special general meeting held on October 19, 2020. Finders fees included CAD$176,400 in cash and 1,926,000 warrants with the same terms as the underlying warrants in the private placement. If the closing market price of the common shares is at a price equal to or greater than CAD$0.20 for a period of 10 consecutive trading days on the Toronto Stock Exchange, the Company will have the right to accelerate the expiry date of the warrants by giving written notice to the warrant holders that the warrants will expire on the date that is not less than 30 days from the date notice is provided by the Company to the warrant holders. As at September 30, 2020, the Company received subscription funds of CAD$2.5 million.

In the past, the Company has entered into a number of option agreements for mineral properties that involve payments in the form of cash and/or shares of the Company as well as minimum exploration expenditure requirements. Under Item 1.7, further details of contractual obligations are provided as at September 30, 2020. The Company will continue to rely upon equity financing as its principal source of financing its projects.

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Three and Nine Months ended September 30, 2020

(expressed in United States dollars)

1.7
Capital Resources

At September 30, 2020, to maintain its interest and/or to fully exercise the options under various property agreements covering its property interests, the Company must incur exploration expenditures on the properties and/or make payments in the form of cash and/or shares to the optionors as follows:

	Cash	Exploration	Cash	Annual	Number of
	Payments	Expenditures	Payments	Payments	Shares
	(CADS$000)	(CADS$000)	(US$000)	(US$000)

New Polaris:
Net profit interest reduction or buydown	$-	$-	$-	$-	150,000

Fondaway Canyon:
Advance royalty payment for buyout of 3% net smelter return (1)	-	-	-	35	-
Buyout provision for net smelter return of 2% (2)	-	-	2,000	-	-

Windfall Hills:
Buyout provision for net smelter return of 1.5%	1,000	-	-	-	-
Reduction of net smelter return of 2% to 1%	-	-	500	-	-

Princeton: (3)
On or before:
December 31, 2020	-	238	-	-	-
March 16, 2021	25	-	-	-	-
Buyout provision for net smelter return of 1%	1,000	-	-	-	-
Reduction of net smelter return of 2% to 1%	1,000	-	-	-	-

	$3,025	$238	$2,500	$35	150,000

(1)
Advance royalty payments of $285,000 remain payable as at September 30, 2020 with annual payments of $35,000. Pursuant to the option agreement, Getchell will be obligated to pay the annual advance royalty; Item 1.2.2.a provides further details. Getchell paid an annual advance royalty of $35,000 in July 2020.

(2)
The 2% NSR has a buyout provision of either $2 million in cash or 19.99% interest of a public entity which owns AIM if AIM were to close an initial public offering of at least $5 million.

(3)
In October 2020, the Company assigned its interest in the property option agreement for the Princeton property to Damara (Item 1.2.4).

Certain amounts may be reduced in the future as the Company determines which properties to continue to explore and which to abandon.

In February 2017, the Company entered into an office lease arrangement for a term of five years with a commencement date of August 1, 2017. The basic rent per year is CAD$46,000 for years 1 to 3 and CAD$48,000 for years 4 to 5.

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Three and Nine Months ended September 30, 2020

(expressed in United States dollars)

The following schedule provides the contractual obligations related to the basic office lease for its Vancouver, BC office and the advance royalty payments for the Fondaway Canyon property as at September 30, 2020:

	Payments due by Period					Payments due by Period
	(CAD$000)					(US$000)
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years	Total	Less than 1 year	1-3 years	3-5 years	After 5 years

Basic office lease	$88	$48	$40	$-	$-	$-	$-	$-	$-	$-

Advance royalty payments	-	-	-	-	-	285	35	105	105	40

Total	$88	$48	$40	$-	$-	$285	$35	$105	$105	$40

In July 2020, the advance royalty commitment of $35,000 was paid by Getchell. (Item 1.2.2.a)

The Company will continue to rely upon debt and equity financings as its principal sources of financing its projects and for working capital.

1.8
Off-Balance Sheet Arrangements

At the discretion of the Board, certain stock option grants provide the option holder the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options that represent the share appreciation since granting the stock options.

1.9
Transactions with Related Parties

Key management includes directors (executive and non-executive) and senior management. The compensation paid or payable to key management is disclosed in the table below.

Except as disclosed elsewhere in the MD&A, the Company had the following general and administrative costs with related parties during the nine months ended September 30, 2020 and 2019:

			Net balance receivable (payable)
($000s)	Nine months ended September 30,		September 30,	December 31,
	2020	2019	2020	2019

Key management compensation:
Executive salaries and remuneration (1)	$336	$341	$-	$-
Severance	-	90	-	-
Directors fees	17	18	(6)	(7)
Share-based payments	104	74	-	-
	$457	$523	$(6)	$(7)

Net office, sundry, rent and salary allocations recovered from (charged by) company(ies) sharing certain common director(s) (2)	$4	$2	$1	$1

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Three and Nine Months ended September 30, 2020

(expressed in United States dollars)

(1)
Includes key management compensation which is included in employee and director remuneration, mineral property interests, and corporate development.

(2)
The companies include Endeavour Silver Corp. (“Endeavour”) and Aztec Minerals Corp. (“AzMin”), both companies sharing one common director, and AzMet.

The above transactions are incurred in the normal course of business.

1.10
Proposed Transactions

There are no proposed material asset or business acquisitions or dispositions, other than those in the ordinary course of business and other than those already disclosed in this MD&A, before the board of directors for consideration, and other than those already disclosed in its regulatory and public filings.

1.11
Critical Accounting Estimates and Judgements

The preparation of financial statements in accordance with IFRS requires management to make estimates, assumptions and judgements that affect the application of accounting policies and the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements along with the reported amounts of revenues and expenses during the period. Actual results may differ from these estimates and, as such, estimates and judgements and underlying assumptions are reviewed on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas requiring the use of management estimates relate to determining the recoverability of mineral property interests, receivables and long-term investments; valuation of certain marketable securities; the determination of accrued liabilities; accrued site remediation; amount of flow-through obligations; fair value of deferred royalty liability and lease liability; recognition of deferred income tax liability; the variables used in the determination of the fair value of stock options granted and finder’s fees warrants issued or modified; and the recoverability of deferred tax assets. While management believes the estimates are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

The Company applies judgment in assessing the functional currency of each entity consolidated in the financial statements.

For right of use assets and lease liability, the Company applies judgement in determining whether the contract contains an identified asset, whether they have the right to control the asset, and the lease term. The lease term is based on considering facts and circumstances, both qualitative and quantitative, that can create an economic incentive to exercise renewal options. Management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not to exercise a termination option.

The Company applies judgment in assessing whether material uncertainties exist that would cast substantial doubt as to whether the Company could continue as a going concern.

Acquisition costs of mineral properties and exploration and development expenditures incurred thereto are capitalized and deferred. The costs related to a property from which there is production will be amortized using the unit-of-production method. Capitalized costs are written down to their estimated recoverable amount if the property is subsequently determined to be uneconomic. The amounts shown for mineral property interests represent costs incurred to date, less recoveries and write-downs, and do not reflect present or future values.

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Three and Nine Months ended September 30, 2020

(expressed in United States dollars)

At the end of each reporting period, the Company assesses each of its mineral properties to determine whether any indication of impairment exists. Judgment is required in determining whether indicators of impairment exist, including factors such as: the period for which the Company has the right to explore; expected renewals of exploration rights; whether substantive expenditures on further exploration and evaluation of resource properties are budgeted or planned; and results of exploration and evaluation activities on the exploration and evaluation assets. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior periods. A reversal of an impairment loss is recognized immediately in profit or loss.

1.12
Changes in Accounting Policies including Initial Adoption

New Accounting Pronouncements

The Company did not early adopt any recent pronouncements as disclosed in Note 2(f), “New accounting standards and recent pronouncements”, of the unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2020.

1.13
Financial Instruments and Other Instruments

IFRS 9 Financial Instruments:

The Company has classified its financial instruments under IFRS 9 Financial Instruments (“IFRS 9”) as follows:

IFRS 9
Financial Assets
Cash	Fair value through profit or loss ("FVTPL")
Marketable securities	FVTPL
Receivables	Amortized cost

Financial Liability
Accounts payable and accrued liabilities	Amortized cost
Deferred royalty liability	Amortized cost
Lease liability	Amortized cost

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Three and Nine Months ended September 30, 2020

(expressed in United States dollars)

Management of Financial Risk

The Company is exposed in varying degrees to a variety of financial instrument related risks, including credit risk, liquidity risk, and market risk which includes foreign currency risk, interest rate risk and other price risk. The types of risk exposure and the way in which such exposure is managed are provided as follows.

The fair value hierarchy categorizes financial instruments measured at fair value at one of three levels according to the reliability of the inputs used to estimate fair values. The fair values of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 are valued using inputs other than quoted prices for which all significant inputs are based on observable market data. Level 3 valuations are based on inputs that are not based on observable market data.

The fair values of the Company’s receivables, accounts payable and accrued liabilities, and flow through premium liability approximate their carrying values due to the short terms to maturity. Cash and certain marketable securities are measured at fair values using Level 1 inputs. Certain other marketable securities are measured using Level 3 of the fair value hierarchy. The fair value of deferred royalty and lease liabilities approximate their carrying values as they are at estimated market interest rates using Level 2 inputs.

(a)
Credit risk:

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations.

The Company's credit risk is primarily attributable to its liquid financial assets including cash. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash with high-credit quality Canadian financial institutions.

Management has reviewed the items comprising the accounts receivable balance which may include amounts receivable from certain related parties, and determined that all accounts are collectible; accordingly there has been no allowance for doubtful accounts recorded.

(b)
Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.

The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's holdings of cash and its ability to raise equity financings. As at September 30, 2020, the Company had a working capital of $2.2 million (December 31, 2019 – $1.9 million). The Company has sufficient funding to meet its short-term liabilities and administrative overhead costs, and to maintain its mineral property interests in 2020.

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Three and Nine Months ended September 30, 2020

(expressed in United States dollars)

The following schedule provides the contractual obligations related to the deferred royalty payments for the Fondaway Canyon project and office lease obligations as at September 30, 2020:

	Payments due by Period					Payments due by Period
	(CAD$000)					(US$000)
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years	Total	Less than 1 year	1-3 years	3-5 years	After 5 years

Basic office lease	$88	$48	$40	$-	$-	$-	$-	$-	$-	$-

Advance royalty payments (1)	-	-	-	-	-	285	35	105	105	40

Total	$88	$48	$40	$-	$-	$285	$35	$105	$105	$40

(1)
The advance royalty of $35,000 was paid in July 2020 by Getchell. (Item 1.2.2.a).

Accounts payable and accrued liabilities are due in less than 90 days, and the notes payable, if any, are due on demand.

(c)
Market risk:

The significant market risk exposures to which the Company is exposed are foreign currency risk, interest rate risk and other price risk.

(i)
Foreign currency risk:

Certain of the Company’s mineral property interests and operations are in Canada. Most of its operating expenses are incurred in Canadian dollars. Fluctuations in the Canadian dollar would affect the Company’s consolidated statements of comprehensive income (loss) as its functional currency is the Canadian dollar, and fluctuations in the U.S. dollar would impact its cumulative translation adjustment as its consolidated financial statements are presented in U.S. dollars.

The Company is exposed to currency risk for its U.S. dollar equivalent of assets and liabilities denominated in currencies other than U.S. dollars as follows:

	Stated in U.S. Dollars
($000s)	(Held in Canadian Dollars)
	September 30,	December 31,
	2020	2019

Cash	$2,104	$1,878
Marketable securities	151	104
Receivables	1	28
Accounts payable and accrued liabilities	(289)	(118)
Lease liability	(56)	(75)

Net financial assets (liabilities)	$1,911	$1,817

Based upon the above net exposure as at September 30, 2020 and assuming all other variables remain constant, a 10% (December 31, 2019 - 5%) depreciation or appreciation of the U.S. dollar relative to the Canadian dollar could result in a decrease (increase) of approximately $191,000 (December 31, 2019 - $91,000) in the cumulative translation adjustment in the Company’s shareholders’ equity.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Three and Nine Months ended September 30, 2020

(expressed in United States dollars)

(ii)
Interest rate risk:

In respect of financial assets, the Company's policy is to invest cash at floating rates of interest in cash equivalents, in order to maintain liquidity, while achieving a satisfactory return. Fluctuations in interest rates impact on the value of cash equivalents. Interest rate risk is not significant to the Company as it has no cash equivalents at period-end and the promissory notes receivable and notes payable, if any, are stated at fixed interest rates.

(iii)
Other price risk:

Other price risk is the risk that the value of a financial instrument will fluctuate as a result of changes in market prices.

The Company’s other price risk includes equity price risk, whereby investments in marketable securities are held for trading financial assets with fluctuations in quoted market prices recorded at FVTPL. There is no separately quoted market value for the Company’s investments in the shares of certain investments.

As certain of the Company’s marketable securities are carried at market value and are directly affected by fluctuations in value of the underlying securities, the Company considers its financial performance and cash flows could be materially affected by such changes in the future value of the Company’s marketable securities. Based upon the net exposure as at September 30, 2020 and assuming all other variables remain constant, a net increase or decrease of 100% (December 31, 2019 - 80%) in the market prices of the underlying securities would increase or decrease respectively net (loss) income by $151,000 (December 31, 2019 - $83,000).

In June 2018, the normal course issuer bid was again adopted whereby the Company may acquire up to 10.9 million common shares of the Company, and paid the prevailing market price at the time of purchase, and which terminated on June 20, 2019. The cash consideration paid for any such purchases would have been subject to fluctuations in the market price of its common shares.

1.14
Other MD&A Requirements

1.14.1
Other MD&A Requirements

Additional information relating to the Company are as follows:

(a)
may be found on SEDAR at www.sedar.com;

(b)
may be found in the Company’s annual information form; and

(c)
is also provided in the Company’s unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2020 and audited consolidated financial statements for the years ended December 31, 2019 and 2018.

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Three and Nine Months ended September 30, 2020

(expressed in United States dollars)

1.14.2
Outstanding Share Data

The Company’s authorized share capital consists of unlimited number of common shares without par value.

Changes in the Company’s share capital for the nine months ended September 30, 2020 are as follows:

	Number of Shares	Amount
		(in $000s)

Balance at December 31, 2018	218,355,144	$66,305
Issued:
Private placement, net of share issuance costs	23,729,856	959
Property acquisition	575,000	23
Balance at December 31, 2019	242,660,000	67,287
Issued:
Exercise of stock options	780,000	65
Exercise of share appreciation rights	716,517	59
Share issuance expenses	-	(31)
Balance at September 30, 2020	244,156,517	$67,380

In the third quarter of fiscal 2020, stock options for 400,000 common shares with an exercise price of CAD$0.08 and 380,000 common shares with exercise price of CAD$0.06 were exercised. Stock options for 1,400,000 common shares were cancelled for the exercise of share appreciation rights for 716,517 common shares at a fair value of CAD$0.11 per share.

In October and November 2020, the Company closed a private placement in two tranches totalling 105 million units at a price of CAD$0.08 per unit for gross proceeds of CAD$8.4 million with each unit comprised of one common share and one-half of one common share purchase warrant; each whole warrant is exercisable to acquire one common share at an exercise price of CAD$0.13 per share for a period of two years. On October 7, 2020, the Company closed the first tranche for 40 million units for gross proceeds of CAD$3.2 million. On November 12, 2020, the Company closed the second tranche for 65 million units for gross proceeds of CAD$5.2 million; the second tranche received interested and disinterested shareholder approvals at the Company’s special general meeting held on October 19, 2020. Finders fees included CAD$176,400 in cash and 1,926,000 warrants with the same terms as the underlying warrants in the private placement. If the closing market price of the common shares is at a price equal to or greater than CAD$0.20 for a period of 10 consecutive trading days on the Toronto Stock Exchange, the Company will have the right to accelerate the expiry date of the warrants by giving written notice to the warrant holders that the warrants will expire on the date that is not less than 30 days from the date notice is provided by the Company to the warrant holders. As at September 30, 2020, the Company received subscription funds of CAD$2.5 million.

At November 13, 2020, there were 349,156,517 common shares issued and outstanding.

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Three and Nine Months ended September 30, 2020

(expressed in United States dollars)

At September 30, 2020, the Company had outstanding stock options to purchase an aggregate 18,150,000 common shares as follows:

	September 30, 2020
		Weighted
		average
		exercise
	Number	price
	of Shares	(CAD$)

Outstanding balance, beginning of period	17,750,000	$0.07
Grant	4,200,000	$0.10
Exercise	(780,000)	$0.07
Cancellation for share appreciation rights	(1,400,000)	$0.06
Forfeiture	(700,000)	$0.08
Cancellation or expiration	(920,000)	$0.08
Outstanding balance, end of period	18,150,000	$0.08

At November 13, 2020, stock options for 18,150,000 common shares remain outstanding of which 14,300,000 stock options are exercisable.

At September 30, 2020, the Company had outstanding warrants as follows:

Exercise
Prices		Outstanding at				Outstanding at
(CAD$)	Expiry Dates	December 31, 2019	Issued	Exercised	Expired	September 30, 2020

$0.06	July 23, 2021 (1)	1,508,121	-	-	-	1,508,121

		1,508,121	-	-	-	1,508,121

(1)
As these warrants are agent’s warrants, a fair value of $33,110 was originally recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 89%, risk-free rate 1.44%, expected life 2 years, and expected dividend yield 0%.

Pursuant to the private placement which closed in two tranches totalling 105 million units in October and November 2020, 20 million warrants with exercise price of CAD$0.13 and expiry date of October 7, 2022 and 32.5 million warrants with exercise price of CAD$0.13 and expiry date of November 12, 2022 were issued. Finders fees for 1,926,000 warrants were issued with exercise price of CAD$0.13 and expiry date of November 12, 2022. If the closing market price of the common shares is at a price equal to or greater than CAD$0.20 for a period of 10 consecutive trading days on the Toronto Stock Exchange, the Company will have the right to accelerate the expiry date of the warrants by giving written notice to the warrant holders that the warrants will expire on the date that is not less than 30 days from the date notice is provided by the Company to the warrant holders.

At November 13, 2020, there were outstanding warrants for 55,934,121 common shares.

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Three and Nine Months ended September 30, 2020

(expressed in United States dollars)

1.15
Outlook

The Company will continue to depend upon equity financings to continue exploration work on and to advance its mineral property interests, and to meet its administrative overhead costs for the 2020 fiscal year. There are no assurances that capital requirements will be met by this means of financing as inherent risks are attached therein including commodity prices, financial market conditions, and general economic factors. The Company does not expect to realize any operating revenues from its properties in the foreseeable future.

1.16
Risk Factors

The following is a brief discussion of those distinctive or special characteristics of the Company’s operations and industry that may have a material impact on, or constitute risk factors in respect of, the Company’s future financial performance.

Exploration and Development Risks

There is no assurance given by the Company that its exploration and development programs and mineral property interests will result in the discovery, development or production of a commercially viable ore body.

The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. There is no assurance that the Company’s mineral exploration and development activities will result in any discoveries of bodies of commercial ore. The economics of developing gold and other mineral properties are affected by many factors including capital and operating costs, variations of the grades and tonnages of ore mined, fluctuating mineral market prices, costs of mining and processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Substantial expenditures are required to establish reserves through drilling and other work, to develop metallurgical processes to extract metal from ore, and to develop the mining and processing facilities and infrastructure at any site chosen for mining. No assurance can be given that funds required for development can be obtained on a timely basis. The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the Company’s control and which cannot be accurately foreseen or predicted, such as market fluctuations, the global marketing conditions for precious and base metals, the proximity and capacity of milling and smelting facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting minerals and environmental protection. In order to commence exploitation of certain properties presently held under exploration concessions, it is necessary for the Company to apply for exploitation concessions. There can be no guarantee that such concessions will be granted.

Financing Risks

There is no assurance given by the Company that it will be able to secure the financing necessary to explore, develop and produce its mineral property interests.

The Company does not presently have sufficient financial resources or operating cash-flow to undertake by itself all of its planned exploration and development programs. The development of the Company’s mineral property interests may therefore depend on the Company’s joint venture partners and on the Company’s ability to obtain additional required financing. There is no assurance the Company will be successful in obtaining the required financing, the lack of which could result in the loss or substantial dilution of its interests (as existing or as proposed to be acquired) in its properties as disclosed herein. The Company’s ability to continue as a going concern is dependent on the ability of the Company to raise debt and equity capital financings, the attainment of profitable operations, external financings, and further share issuance to satisfy working capital and operating needs.

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Three and Nine Months ended September 30, 2020

(expressed in United States dollars)

Estimates of Mineral Deposits

There is no assurance given by the Company that any estimates of mineral deposits herein will not change.

Although all figures with respect to the size and grade of mineralized deposits, or, in some instances have been prepared, reviewed or verified by independent mining experts, these amounts are historic estimates only and are not compliant with NI 43-101, except for the Company’s Fondaway Canyon project which was the subject of a NI 43-101 report dated April 3, 2017 and New Polaris project which was the subject of a NI 43-101 report dated February 28, 2019, and no assurance can be given that any identified mineralized deposit will ever qualify as a commercially viable mineable ore body that can be legally and economically exploited. Estimates regarding mineralized deposits can also be affected by many factors such as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grades and tonnages of ore ultimately mined may differ from that indicated by drilling results and other work. There can be no assurance that gold recovered in small-scale laboratory tests will be duplicated in large-scale tests under on-site conditions. Material changes in mineralized tonnages, grades, dilution and stripping ratios or recovery rates may affect the economic viability of projects. The existence of mineralized deposits should not be interpreted as assurances of the future delineation of ore reserves or the profitability of future operations. The refractory nature of gold mineralization at New Polaris and Fondaway projects may adversely affect the economic recovery of gold from mining operations.

Mineral Prices

There is no assurance given by the Company that mineral prices will not change.

The mining industry is competitive and mineral prices fluctuate so that there is no assurance, even if commercial quantities of a mineral resource are discovered, that a profitable market will exist for the sale of same. Factors beyond the control of the Company may affect the marketability of any substances discovered. The prices of precious and base metals fluctuate on a daily basis, have experienced volatile and significant price movements over short periods of time, and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the U.S. dollar relative to other currencies), interest rates, central bank transactions, world supply for precious and base metals, international investments, monetary systems, and global or regional consumption patterns (such as the development of gold coin programs), speculative activities and increased production due to improved mining and production methods. The supply of and demand for gold are affected by various factors, including political events, economic conditions and production costs in major gold producing regions, and governmental policies with respect to gold holdings by a nation or its citizens. The exact effect of these factors cannot be accurately predicted, and the combination of these factors may result in the Company not receiving adequate returns on invested capital or the investments retaining their respective values. There is no assurance that the prices of gold and other precious and base metals will be such that the Company’s mineral property interests can be mined at a profit.

Title Matters

There is no assurance given by the Company that it owns legal title to certain of its mineral property interests.

The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to any of the Company’s mining concessions may come under dispute. While the Company has diligently investigated title considerations to its mineral property interests, in certain circumstances, the Company has only relied upon representations of property partners and government agencies. There is no guarantee of title to any of the Company’s property interests. The properties may be subject to prior unregistered agreements or transfers, and title may be affected by unidentified and undetected defects. In British Columbia and elsewhere, native land claims or claims of aboriginal title may be asserted over areas in which the Company’s properties are located.

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Three and Nine Months ended September 30, 2020

(expressed in United States dollars)

Conflicts of Interest

There is no assurance given by the Company that its directors and officers will not have conflicts of interest from time to time.

The Company’s directors and officers may serve as directors or officers of other public resource companies or have significant shareholdings in other public resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. The interests of these companies may differ from time to time. In the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against any resolution involving any such conflict. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of the Province of British Columbia, Canada, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in any particular exploration or mining project at any given time, the directors will primarily consider the upside potential for the project to be accretive to shareholders, the degree of risk to which the Company may be exposed and its financial position at that time.

Uninsured Risks

There is no assurance given by the Company that it is adequately insured against all risks.

The Company may become subject to liability for cave-ins, pollution or other hazards against which it cannot insure or against which it has elected not to insure because of high premium costs or other reasons. The payment of such liabilities would reduce the funds available for exploration and mining activities.

Environmental and Other Regulatory Requirements

There is no assurance given by the Company that it has met all environmental or regulatory requirements.

The current or future operations of the Company, including exploration and development activities and commencement of production on its mineral property interests, require permits from various foreign, federal, state and local governmental authorities and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in the development and operation of mines and related facilities generally experience increased costs, and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. There can be no assurance that approvals and permits required in order for the Company to commence production on its various properties will be obtained. Additional permits and studies, which may include environmental impact studies conducted before permits can be obtained, are necessary prior to operation of the other properties in which the Company has interests and there can be no assurance that the Company will be able to obtain or maintain all necessary permits that may be required to commence construction, development or operation of mining facilities at these properties on terms which enable operations to be conducted at economically justifiable costs.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. New laws or regulations or amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation of current laws, regulations or permits, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Reclamation

There is a risk that monies allotted for land reclamation may not be sufficient to cover all risks, due to changes in the nature of the waste rock or tailings and/or revisions to government regulations. Therefore additional funds, or reclamation bonds or other forms of financial assurance may be required over the tenure of the project to cover potential risks. These additional costs may have material adverse impact on the financial condition and results of the Company.

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Three and Nine Months ended September 30, 2020

(expressed in United States dollars)

Foreign Countries and Regulatory Requirements

Certain of the Company’s properties may be located in countries outside of Canada, and mineral exploration and mining activities may be affected in varying degrees by political stability and government regulations relating to the mining industry. Any changes in regulations or shifts in political attitudes may vary from country to country and are beyond the control of the Company and may adversely affect its business. Such changes have, in the past, included nationalization of foreign owned businesses and properties. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income and other taxes and duties, expropriation of property, environmental legislation and mine safety. These uncertainties may make it more difficult for the Company and its joint venture partners to obtain any required production financing for its mineral property interests.

Currency Fluctuation and Foreign Exchange Controls

The Company maintains a portion of its funds in U.S. dollar denominated accounts. Certain of the Company’s property and related contracts may be denominated in U.S. dollars. The Company’s operations in countries other than Canada are normally carried out in the currency of that country and make the Company subject to foreign currency fluctuations and such fluctuations may materially affect the Company’s financial position and results. In addition, the Company is or may become subject to foreign exchange restrictions which may severely limit or restrict its ability to repatriate capital or profits from its properties outside of Canada to Canada. Such restrictions have existed in the past in countries in which the Company holds property interests and future impositions of such restrictions could have a materially adverse effect on the Company’s future profitability or ability to pay dividends.

Third Party Reliance

The Company’s rights to acquire interests in certain mineral properties may have been granted by third parties who themselves hold only an option to acquire such properties. As a result, the Company may have no direct contractual relationship with the underlying property holder.

Volatility of Shares Could Cause Investor Loss

The market price of a publicly traded stock, especially a junior issuer like the Company, is affected by many variables in addition to those directly related to exploration successes or failures. Such factors include the general condition of the market for junior resource stocks, the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock. The effect of these and other factors on the market price of the common shares on the TSX and NASD-OTC suggests that the Company’s shares will continue to be volatile. Therefore, investors could suffer significant losses if the Company’s shares are depressed or illiquid when an investor seeks liquidity and needs to sell the Company’s shares.

Possible Dilution to Current Shareholders based on Outstanding Options and Warrants

At September 30, 2020, the Company had 244,156,517 common shares, and 18,150,000 outstanding share purchase options and 1,508,121 share purchase warrants outstanding. The resale of outstanding shares from the exercise of dilutive securities could have a depressing effect on the market for the Company’s shares. At September 30, 2020, securities that could be dilutive represented approximately 8.1% of the Company’s issued shares. Certain of these dilutive securities were exercisable at prices below the September 30, 2020 closing market price of CAD$0.13 for the Company’s shares, which accordingly would result in dilution to existing shareholders.

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Three and Nine Months ended September 30, 2020

(expressed in United States dollars)

COVID-19 pandemic

The COVID-19 (the novel coronavirus) pandemic is having a material adverse effect on the global economy as well as caused volatility in the global financial markets. While the full impact of COVID-19 on the Company and the global economy is uncertain, rapid spread of COVID-19 may have an adverse effect on the Company's planned operations and financing capabilities;. If a significant portion of our workforce becomes unable to work or travel to our operations due to illness or state or federal government restrictions (including travel restrictions and “shelter-in-place” and similar orders), we may be forced to delay, reduce or suspend planned exploration programs. Illnesses or government restrictions, including the closure of national borders, related to COVID-19 also may disrupt the supply of raw goods, equipment, supplies and services upon which our operations rely. An economic recession resulting from the COVID-19 pandemic could negatively impact the Company’s ability to operate or obtain necessary financing. The extent to which COVID-19 may impact the Company’s business will depend on future developments such as the geographic spread of the disease, the duration of the outbreak, travel restrictions and social distancing, business closures or business disruptions, and the effectiveness of actions taken in Canada, the United States and other countries to contain and treat the disease. These conditions may require working capital not previously anticipated, which may adversely affect our liquidity and ability to source additional working capital on reasonable terms. Although it is not possible to reliably estimate the length or severity of these developments and their financial impact to the date of approval of these consolidated financial statements, the Company's stock price did fall to a new 12 month low of CAD$0.03 during this period. Should the stock prices remain at or below currently prevailing levels for an extended period, this could have a further significant adverse impact on the Company's financial position and results of operations for future periods. To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

Cybersecurity threats

The Company relies on secure and adequate operations of information technology systems in the conduct of its operations. Access to and security of the information technology systems are critical to the Company’s operations. To the Company’s knowledge, it has not experienced any material losses relating to disruptions to its information technology systems. The Company has implemented ongoing policies, controls and practices to manage and safeguard the Company and its stakeholders from internal and external cybersecurity threats and to comply with changing legal requirements and industry practice. Given that cyber risks cannot be fully mitigated and the evolving nature of these threats, the Company cannot assure that its information technology systems are fully protected from cybercrime or that the systems will not be inadvertently compromised, or without failures or defects. Potential disruptions to the Company’s information technology systems, including, without limitation, security breaches, power loss, theft, computer viruses, cyber-attacks, natural disasters, and noncompliance by third party service providers and inadequate levels of cybersecurity expertise and safeguards of third party information technology service providers, may adversely affect the operations of the Company as well as present significant costs and risks including, without limitation, loss or disclosure of confidential, proprietary, personal or sensitive information and third party data, material adverse effect on its financial performance, compliance with its contractual obligations, compliance with applicable laws, damaged reputation, remediation costs, potential litigation, regulatory enforcement proceedings and heightened regulatory scrutiny.

1.17
Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The Company’s management, under the supervision of the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures and internal controls over financial reporting using the framework and criteria established in Internal Control – Integrated Framework (COSO Framework) published by The Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013). Based on its evaluation, management has concluded that disclosure controls and procedures and internal controls over financial reporting were effective as at September 30, 2020, and provided a reasonable assurance of the reliability of the Company’s financial reporting and preparation of the unaudited condensed consolidated interim financial statements. Management of the Company recognizes that any controls and procedures can only provide reasonable assurance, and not absolute assurance, of achieving the desired control objectives, and management necessarily was required to apply its judgement in evaluating the cost-benefit relationship of possible controls and procedures.

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Three and Nine Months ended September 30, 2020

(expressed in United States dollars)

Internal Controls over Financial Reporting

The CEO and CFO of the Company are responsible for designing internal controls over financial reporting (“ICOFR”) or causing them to be designed under their supervision to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

In common with many other smaller companies, the Company has insufficient resources to appropriately review increasingly complex areas of accounting within the accounting function such as those in relation to financial instruments and deferred income tax.

The Company shall engage the services of an external accounting firm to assist in applying complex areas of accounting as needed.

Management concluded that the unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2020 fairly present the Company’s financial position and its financial performance for the period then ended.

Changes in Internal Controls over Financial Reporting

Except as disclosed above, there were no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the date the CEO and CFO completed their evaluation.